Aetos Capital Multi-Strategy Arbitrage Fund, LLC

Aetos Capital Distressed Investment Strategies Fund, LLC

Aetos Capital Long/Short Strategies Fund, LLC

c/o Aetos Alternative Management, LLC

875 Third Avenue

New York, NY 10022

May 16, 2017

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Alison White, Senior Counsel, Division of Investment Management

Re:	Aetos Capital Multi-Strategy Arbitrage Fund, LLC (File Nos. 333-216923 and 811-21061),
Aetos Capital Distressed Investment Strategies Fund, LLC (File Nos. 333-216924 and 811-21059)
and Aetos Capital Long/Short Strategies Fund, LLC (File Nos. 333-216925 and 811-21058)

Dear Ms. White:

Thank you for your telephonic comments on April 18, 2017 regarding the new shelf registration statements (each, a “Registration Statement,” and collectively, the “Registration Statements”) for each of Aetos Capital Multi-Strategy Arbitrage Fund, LLC, Aetos Capital Distressed Investment Strategies Fund, LLC and Aetos Capital Long/Short Strategies Fund, LLC, (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “SEC” or “Commission”) on March 24, 2017 on Form N-2, and the financial statements therein, which were incorporated by reference from the certified shareholder reports for each of the Funds, filed with the SEC on April 5, 2017 on Form N-CSR (each, a “Certified Shareholder Report,” and collectively, the “Certified Shareholder Reports”). Below, we provide your comments and the Funds’ responses. As we discussed with respect to each of these Funds, to the extent edits to the Registration Statements filed on March 24, 2017 are necessary to respond to the comments, they will be reflected in a pre-effective amendment to the Registration Statement for each of the Funds, which will be filed via EDGAR on May 16, 2017.

Prospectus Cover Page

Comment 1.

Please move the following statement from its current location on the first page of the Prospectus to a new paragraph, making it the fourth paragraph on the page: “With very limited exceptions, Interests are not transferable and liquidity will be provided only through repurchase offers which may be made from time to time by a Fund as determined by the Fund’s Board of Managers (the “Board”) in its sole discretion. See “Repurchases of Interests and Transfers.” An investment in a Fund should be viewed as a long-term investment. Because you will be unable to sell your Interests, you will be unable to reduce your exposure on any market downturn.”

Response 1. The Funds confirm to the Staff that the disclosure above has been moved to the requested location on the front cover of the Prospectus.

Comment 2.

Please bold the following statement on the first page of the Prospectus and move it before the paragraph beginning with “Distribution Policy”: Interests will not be listed on any securities exchange. Additionally, please add the following disclosure: “It is not anticipated that a secondary market will develop. Thus an investment in the company may not be suitable for investors who may need the money from the investment in a specified time frame.”

Response 2. The Funds confirm to the Staff that the disclosure above has been formatted in bold, and added to the front cover of the Prospectus.

Comment 3.	Please consider clarifying which investors are meant by “certain investors” in the second sentence of the paragraph beginning with “Investor Qualifications” on the second page of the Prospectus.

Response 3. The Funds have revised the disclosure to read as follows: “To the extent required by the Investment Advisers Act of 1940, as amended, (the “Advisers Act”), investors may be required to represent that they are “qualified clients” as that term is defined by Rule 205-3 under the Advisers Act.”

Prospectus Summary

Comment 4.	Please define “Portfolio Accounts” before using the term in the last paragraph of the page 2. Alternatively, please include a cross reference to the term.

Response 4. The Funds have included a cross reference to the definition of the term on page 3 of the registration statement.

Comment 5.	Please clarify what is meant by “investment vehicle” in the first paragraph of the page 4.

Response 5. The Funds supplementally inform the Staff that the term “investment vehicle” is intended to capture structures, such as “funds-of-one” where the Funds are the sole contributors of capital to a particular vehicle.

Comment 6.

Please consider cross referencing page 11 of the Statement of Additional Information (the “SAI”) in the first sentence of the first paragraph of page 8, assuming the two circumstances described on page 11 of the SAI are the only ones permitted under the relevant Fund’s limited liability company agreement.

Response 6. The Funds have included the appropriate cross-reference.

Prospectus

Comment 7.

Please disclose in the Prospectus what kind of notice a Member would receive if its Interest is redeemed under the mandatory redemption provisions under the heading “Mandatory Redemption By A Fund” on page 49.

Response 7. The Funds supplementally inform the Staff that since the initial offering period for each Fund which occurred over 15 years ago, there has not been a single instance of mandatory redemption of a Member’s Interest. If a mandatory redemption were to take place, a Member would receive written notice via regular mail, or via e-mail if such Member had consented to receive communications electronically, that the relevant Fund had determined to redeem the Member’s interest. In light of the foregoing, the Funds respectfully submit that no additional disclosure is necessary.

Statement of Additional Information

Comment 8.

Please revise the following two statements, the third and the second to last sentences of the fourth paragraph of page 12 of the SAI, which conflict with each other when read together: “The Independent Board Members of each of the Funds expect to be able to continue to identify from their own resources an ample number of qualified candidates for each Fund’s Board as they deem appropriate, therefore they will not consider nominations from investors at this time. Nominations from investors should be in writing and sent to the Independent Board Members.”

Response 8. The Funds have revised the second sentence of the disclosure above to read as follows: “To the extent the Independent Board Members decide to consider nominations from investors in the future, nominations should be in writing and sent to the Independent Board Members.”

*        *        *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-3263 or Clifford R. Cone at (212) 878-3180. Thank you.

Best Regards,

/s/ Margaret H. Mo

Margaret H. Mo

Clifford Chance US LLP

cc:	Harold Schaaff
Reid Conway
Leonard B. Mackey, Jr.
Clifford R. Cone